# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TXO Partners, L.P., CIK 0001559432
CUSIP: 87313P103
Title of class of securities: Common Units representing limited partner interests
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0001182684
Persons authorized to receive notices and communications: Bob R. Simpson, c/o TXO Partners, L.P., 400 West 7th Street, Fort Worth, Texas (TX), 76102, (817) 334-7800

## Reporting persons
- Bob R. Simpson (CIK 0001182684): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 7,950,000; shared voting power 0; sole dispositive power 7,950,000; shared dispositive power 0; aggregate amount beneficially owned 7,950,000 (14.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units representing limited partner interests
Name of issuer: TXO Partners, L.P.
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas (TX), 76102
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 19, 2025 (as amended to date, the "Schedule 13D"), relating to the Common Units representing limited partner interests (the "Common Units"), of TXO Partners, L.P., a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and supplemented as follows:
From May 7, 2026 to May 20, 2026, the Reporting Person purchased an aggregate of 1,200,000 Common Units for aggregate consideration of approximately $15.3 million. The Reporting Person used personal funds for each of these acquisitions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and restated as follows:

Amount beneficially owned: 7,950,000

Percent of Class: 14.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 7,950,000

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 7,950,000

Shared power to dispose or direct the disposition of: 0

The Reporting Person is the record holder of the Common Units reported herein.

The above percentage is based on 55,446,407 Common Units outstanding based on information received from the Issuer.
Transactions in the class effected during the past sixty days: In the last 60 days, the Reporting Person has purchased an aggregate of 1,200,000 Common Units in a series of open-market transactions. Details by date, listing the number of Common Units purchased and the weighted average price per Common Unit, are provided in Annex A. The Reporting Person undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of Common Units purchased at each separate price for each transaction..
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Bob R. Simpson: /s/ Bob R. Simpson, Bob R. Simpson (05/22/2026)